Reper LLC

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Revenue	$ -	$ -
Expenses:		
General and Administrative Expenses	140,000	-
Professional Fees	800,000	-
Interest Expense	5,250	1,841
Total expenses	945,250	1,841
Net loss	$ (945,250)	$ (1,841)